Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 7, 2010

SPECIAL ADVERTISING SUPPLEMENT

DIRECTORY OF ALTERNATIVE INVESTMENTS 2010

BARCLAYS CAPITAL

745 7TH AVENUE, NEW YORK, NY 10019
212.528.4930 • WWW.BARCAP.COM

Q Describe your firm, its offerings and its mission.

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs over 23,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website www.barcap.com.

Q Describe your investment strategy and how it might be unique.

Barclays Capital's Investor Solutions team offers a variety of products tailored to investment advisors, trust companies, and multi-family offices, including iPath and ETN+ Exchange Traded Notes (ETNs) and Over the Counter Notes (OTCNs). ETNs and OTCNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. These notes promise to pay, at maturity, the performance of a reference asset or benchmark minus an investor fee. In addition, investors may require Barclays to redeem (subject to minimum redemption amounts) the ETNs or OTCNs at their intrinsic economic value, equal to the performance of the reference asset or benchmark since note inception minus an investor fee.

Q Describe how your investment products fit into a well-rounded asset allocation strategy.

ETNs are linked to a variety of underlying asset classes with diversification benefits, including commodities, currencies, and volatility. Barclays Capital OTCNs are customizable to accommodate a varying number of alternative reference assets or benchmarks. OTCNs can be linked to many reference assets or benchmarks.

Q How has your firm adapted during the recent economic downturn?

Throughout the economic downturn, Barclays Capital has adapted to the changing needs of its clients, continuing to provide them with liquidity and first class after-sales service. The firm is dedicated to providing a suite of tailored and innovative solutions across multiple asset classes to our clients.

AT A GLANCE

Firm name: Barclays Capital
Employees: Over 23,000
Location: Americas, Asia Pacific, Europe, Middle East and Africa
Years in business: Barclays PLC has been in business for more than 300 years

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and any offering of notes. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (extension 3430). A copy of the prospectus may be obtained from Barclays Capital, 745 Seventh Avenue-Attn: US InvSol Support, New York, NY 10019.

XX | PRIVATE WEALTH MAGAZINE | MAY / JUNE 2010 WWW.PW-MAG.COM